11 June 2002

02034993

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

SUPPL

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUN 17 2002
WASH, D.C. 164 SECTION

dlw 6/19

11 June 2002

Preliminary Results for the year to 31 March 2002

SEVERN TRENT WATER OUTPERFORMS AS GROWTH BUSINESSES INCREASE TOTAL REVENUES & PROFITS

Financial and operating highlights

Group
- Turnover up 6.7% to £1,794.3m (£1,681.6m)
- PBITA before exceptional items up 4.6% to £418.8m (£400.2m)
- Profit before tax and exceptional items up 5.2% to £233.3m (£221.7m)
- Adjusted EPS up 3.6% to 63.2p (61.0p)
- Full year dividend increased by 2% to 45.9p (45.0p)
- Net debt broadly unchanged; interest costs lower

Severn Trent Water
- Turnover up 1.4% to £899.9m (£887.2m)
- PBIT up 1.1% to £334.1m (£330.5m)
- Continued Capex and Opex outperformance; though cost pressures growing
- £350m invested, significant customer benefits delivered

Growth businesses:

- Turnover from Biffa and Services combined up 17.4% to £876.4m (£746.4m)
- PBITA from Biffa and Services combined up 25.3% to £105.0m (£83.8m)

Biffa
- Turnover up 24.9% to £494.8m (£396.0m)
- PBITA up 59.7% to £73.0m (£45.7m)
- Underlying growth in the UK of 11%
- UK Waste integration completed ahead of schedule, delivering £16m of synergies in 2001/02
- Biffa is UK's largest supplier of integrated waste management services

Services
- Turnover up 8.9% to £381.6m (£350.4m)
- PBITA down 16.0% to £32.0m (£38.1m) amid difficult trading conditions in the USA
- Cost reduction through job cuts and facility closures
- Market leader in analytical services in US and UK

David Arculus, Chairman Severn Trent Plc, said:

"This has been another year of progress for the Group with satisfactory results overall. *There is a growing recognition of our position as a leading environmental services* business in the UK."

"While the Board has not changed the Group's dividend policy, we have decided to increase this year's dividend in recognition of the Group's performance for the year just ended."

Robert Walker, Group Chief Executive, Severn Trent Plc, said:

"I am pleased to report that in 2001/02 the Group has increased its profit before tax and exceptional items by 5.2% to £233.3 million. Water continued to outperform its regulatory targets and, despite cost pressures and a 1% real reduction in prices, increased its profits. Services had a good first half but was adversely impacted by a clear weakening in the US economic environment in the second half of the financial year. Biffa had another good year; it completed the integration of UK Waste ahead of all its targets and delivered synergy benefits in 2001/02 of £16 million."

"We are encouraged by the broad consensus between government, regulators and the industry that UK water has been a success and by moves towards greater regulatory transparency and towards a long-term vision for this vital industry."

"Overall, the Group is likely to experience a challenging year in 2002/03. While the Board is confident in Severn Trent Water's ability to outperform its regulatory targets for gross operating cost efficiencies, 2002/03 will see continuing offsetting cost pressures and broadly unchanged prices. Biffa and Services, with their lowered cost bases, have leading positions in their key markets but much will depend on the speed and timing of economic recovery in the UK and the USA."

Enquiries:

Robert Walker Group Chief Executive	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4775
Alan Perelman Group Finance Director	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4176
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4310
Simon Holberton, Mike Smith or Catherine Bertwistle	Brunswick Group Ltd	020 7404 5959

Chairman's statement

2001/02 was another year of progress for the Severn Trent Group, with Group profit before tax and exceptional items of £233.3 million, an increase of 5.2%. Severn Trent Water has continued to outperform its regulatory targets for gross operating cost efficiencies although there are mounting cost pressures (for example, climate change levy) not allowed for in the 1999 price determination. Despite another 1% real reduction in average prices charged to water customers from 1 April 2001, Water's profit before interest and tax at £334.1 million was 1.1% above the prior year. Biffa, the Group's integrated waste company, performed well. Having acquired UK Waste in September 2000, Biffa delivered synergy benefits in 2001/02 of £16 million. However, Services was impacted by a clear weakening in the US economic environment in the second half of 2001/02. Overall, the non-regulated businesses increased profit before interest, goodwill amortisation and exceptional items by 21.7% to £100.8 million.

The Group's strategy is to increase shareholder value by establishing Severn Trent as the UK's leading integrated environmental services business and by building on Services, particularly its leadership position in the analytical services market in the USA and the UK.

Environmental Leadership

- Since privatisation, Severn Trent Water has seen river quality improve by 47%, effluent quality improve by 71% and leakage fall by 30%. Severn Trent Water has more than doubled investment and increased productivity by 40%.

- Once again, Severn Trent Water was classified by the Drinking Water Inspectorate as supplying water "significantly above average" quality, with an overall compliance of over 99.9%.

- Biffa also continues to achieve environmental landmarks. It is among Britain's largest producers of green energy from landfill gas. Under its waste contract on the Isle of Wight, Biffa is now delivering landfill diversion levels of over 45% – well in excess of the Government's targets and a shop window for what potentially can be achieved nationwide.

- Severn Trent Services launched its Environmental Leadership Alliance and made the inaugural award to the City of Daytona Beach, Florida, for exemplary environmental and economic performance.

- Severn Trent was named as the leading utility in the Dow Jones Sustainability World Index. The index rates companies' social and environmental activity alongside their economic performance.

- The Group remains the only water, waste water and solid waste company to have received an AAA rating from Innovest. The US institutional investment research firm commended Severn Trent's treatment of the environment as a source of competitive advantage.

Group Results

Group turnover was £1,794.3 million, an increase of 6.7% over last year, benefiting from a full year's contribution from the acquisition of UK Waste. The growth in turnover was mainly due to the contribution of the non-regulated businesses, which increased turnover by £72.4 million to £981.4 million. Turnover from water and sewerage increased by £12.7 million to £899.9 million.

Group profit before interest, tax, goodwill amortisation and exceptional costs increased by 4.6% to £418.8 million. The water and sewerage business increased by 1.1% to £334.1 million. The Group's non-regulated businesses in total increased their profit before interest, tax, goodwill amortisation and exceptional costs by 21.7% to £100.8 million, the combined performance of Biffa and Severn Trent Services being a 25.3% increase to £105.0 million.

After goodwill amortisation of £26.5 million (£17.4 million) and interest charges of £159.0 million (£161.1 million), Group profit before tax and exceptional items was £233.3 million, an increase of 5.2%. In 2001/02, the contribution to the Group from the non-regulated businesses increased to 52.2% (50.6%) of group revenues and 18.2% (16.5%) of profit before interest, tax and exceptional items.

Net exceptional costs in the year were £17.0 million, all within Severn Trent Systems (see Note 3). The charge for current tax was £16.1 million (£12.4 million), an effective rate of 6.9% on profit after interest but before exceptional items. In accordance with FRS19, the Group has provided for deferred tax, giving rise to a charge of £42.3 million (£52.4 million) and a provision in the balance sheet amounting to £366.3 million. The results for the prior year have been restated to reflect the application of FRS19. Profit after tax and minority interests was £157.3 million (£141.0 million).

Basic earnings per share were 45.9 pence (41.2 pence). Adjusted basic earnings per share (before exceptional items and deferred tax) were 63.2 pence (61.0 pence), an increase of 3.6%.

Net debt at 31 March 2002 was £2,411.7 million (£2,410.5 million). Gearing, reflecting the provision for deferred tax, was 105%. The Group's net interest charge was covered 4.4 times (4.1 times) by profit before interest, tax, depreciation, goodwill amortisation and exceptional items.

Dividend

Following the announcement of the OFWAT price determination for the period 2000/01 to 2004/05, the Board stated its intention that for the period up to 31 March 2005, barring unforeseen circumstances, dividends per share would as a minimum be maintained at the same level as was paid for the year ended 31 March 2000, ie, a full year dividend of 45.0 pence. This remains the Group's dividend policy.

The Board considers that an increase in the final dividend is appropriate given the performance of the Group for the year just ended. The Board is therefore proposing a final dividend of 28.56 pence per share (28.0 pence) to be paid on 1 October 2002.

This gives a total dividend for the year of 45.9 pence per share (45.0 pence), a total year-on-year increase of 2%.

Operational Review

Water and sewerage

In 2001/02, turnover from water and sewerage increased by 1.4% to £899.9 million. Profit before interest and tax rose by 1.1% to £334.1 million.

Direct operating costs of the regulated water business were £357.4 million, a reduction in real terms of £2.7 million, or 0.7%. Excluding the impact of inflation, gross operating cost efficiencies in 2001/02 amounted to £21.0 million, a reduction of 5.9% compared to the previous year. However, these efficiencies were offset by cost pressures of £18.3 million.

The programme for reducing costs in Severn Trent Water has continued to make good progress. Since the beginning of AMP3, gross operating cost efficiencies were £47 million, offset by cost pressures amounting to £36 million. The £47 million of gross operating cost efficiencies is £11 million ahead of the OFWAT target.

Severn Trent Water also continued to deliver efficiencies against the £2 billion investment programme for the five-year period 2000/01 to 2004/05, resulting in around 7% savings against OFWAT's targets. In the year, £350 million was invested and significant customer benefits were delivered. This total was less than the amount originally budgeted for the year because some schemes were delayed when the foot-and-mouth crisis denied engineers and contractors access to farmland. Despite the slippage in capital expenditure, the Company is confident that regulatory physical outputs and scheme completions will be achieved in the current regulatory period.

The initial phase of a £70 million investment has been delivered at Derby sewage treatment works. The overall scheme will significantly improve the quality of effluent and reduce odour. In the year, work was started on a major water supply link between Birmingham and Coventry. This scheme, costing some £20 million, will significantly increase the security of water supplies to these two major cities for years to come.

Climate change remains a long-term issue and the most recent projections from the UK Climate Change Impacts Programme once again suggest a significant impact on the Severn Trent region. Severn Trent Water must prepare for the expected change in rainfall patterns to protect and enhance its water resources. In addition, its sewerage systems will need considerable investment if they are required to cope with heavier rainfall.

A recent legal case (Marcic vs Thames Water) has the potential to require water and sewerage companies to spend very significant amounts to further protect their customers from sewer flooding. Clarification on this issue is awaited from OFWAT. Severn Trent Water has long argued that it is unacceptable for customers to suffer from sewer flooding.

For some years the Group has challenged government and OFWAT to set out more clearly the position of competition in the water industry. The Government's new proposal to extend competition to include 1,900 large-scale industrial and commercial water users across the UK is welcomed. Severn Trent Water is well placed as a result of its 10 years of account management experience and contacts with national account customers.

Waste management

In 2001/02, waste management's turnover increased by 24.9% to £494.8 million, benefiting from a full year's contribution from UK Waste, which was acquired in September 2000. After goodwill amortisation of £16.8 million, profit before interest, tax and exceptional costs (in the prior year) was £56.2 million (£37.0 million). Profit before interest, tax, goodwill amortisation and exceptional costs increased 59.7% to £73.0 million. The enlarged Biffa in the UK, excluding the benefit of synergies from the UK Waste acquisition, is estimated to have delivered underlying growth in profit before interest, tax, goodwill amortisation and exceptional costs of around 11%.

Turnover in the UK increased by 27.1% to £449.5 million, while Belgian turnover increased by 7.1% to £45.3 million.

The integration of UK Waste with Biffa was completed ahead of schedule, achieving synergy savings in 2001/02 estimated at approximately £16 million; this was ahead of the target run rate of £15 million per annum. These synergies contributed significantly to the increase in profit margin on sales for Biffa in the UK (before interest, tax, goodwill amortisation and exceptional costs) to 16.0% (11.8%).

Biffa is the largest supplier of integrated waste management services in the UK. Its position as an integrated supplier – with collection, landfill and special waste capabilities – offers a competitive advantage in the market place. Biffa has around 1,000 trucks and more than 60 depots throughout the UK and has 33 operational landfill sites handling around 7 million tonnes per annum.

In 2001/02, collection turnover in the UK increased to £260.8 million (£212.7 million) as integration with UK Waste completed Biffa's national network. Collection volumes rose by about a quarter and sales margins (before interest, tax, goodwill amortisation and exceptional items) increased from 13.2% to 17.4%, driven by the benefit from synergies. The collection division contributed a profit before interest, tax, goodwill amortisation and exceptional items of £45.3 million (£28.1 million).

Landfill turnover in the UK increased by 30.2% to £147.4 million. Landfill volumes increased by 20%, including the contribution from UK Waste, and average unit revenues were up 24%. Biffa was the first waste management company to act on the foot-and-mouth crisis under the guidance of the Ministry of Agriculture, Food and Fisheries and the Environment Agency. Foot-and-mouth activity produced a profit contribution in 2001/02 of approximately £5 million. Biffa remained sensitive to local community concerns about this issue; no infected carcasses or ash from the pyres were taken to Biffa landfill sites. Profit from the landfill division, before interest, tax, goodwill amortisation and exceptional items was up 69.7% at £34.1 million (£20.1 million).

The Special Waste division, which includes the important power generation activity, achieved a 48.6% increase in turnover to £41.3 million and contributed profit before interest, tax, goodwill amortisation and exceptional items of £6.1 million (£3.6 million).

Biffa currently has interests in 75MW of electricity generation in the UK (including from Biffa sites leased to third parties). Although permit delays frustrated the ambition to achieve 90MW in 2001/02, electricity generation is planned to increase to over 100MW within four years.

In Belgium, turnover increased by 7.1% to £45.3 million; this business was adversely impacted in 2001/02 by rising disposal costs in Flanders and by changes in environmental taxation. However, there were signs of improvement in the second half of 2001/02.

Services

Services' turnover increased by 8.9% to £381.6 million but profit before interest, tax and goodwill amortisation fell by 16.0% to £32.0 million. Services' profit in 2001/02 was adversely affected by the unfavourable economic environment in the USA, changes in product mix and margins and some one-off costs.

The USA is both the division's base and its largest market; some 85% of services' turnover arose in the USA. In the second half of 2001/02 there was a clear weakening in the US economic environment and federal government spending priorities moved away from environmental protection to security. To mitigate the effects of the difficult US market, the business initiated cost reductions, through job cuts and the announced closure of some facilities.

After eliminating the share of associated undertakings' profit, where the corresponding turnover is not consolidated into services' results, the profit margin on sales (before interest, tax and goodwill amortisation) reduced to 6.0% (8.6%).

Turnover in analytical services, the largest business, increased by 10.6% to £171.6 million, with the USA growing 9.7% to £149.4 million and the UK up 16.2%. The change in the US administration delayed agreement of Federal funding from the start of the year. This, together with the impact of a weakening US economic environment and the lower priority being given to environmental protection, reduced the amount of analytical services' higher margin testing work which has had to be replaced by more routine, lower margin work.

The analytical services business, which is the market leader in both the USA and the UK, continued to focus on developing complete solutions, from collecting samples to laboratory analysis and reports. Clean Environment Equipment, of Oakland, California was acquired; this business is a leading manufacturer of pumping systems for the collection of groundwater samples. The acquisition of Coventry-based City Analytical Services ("CAS") strengthened analytical services' leading position in the UK market. CAS provides a major presence in the contaminated land sector, which is growing rapidly as more building takes place on brownfield sites.

Turnover in the water purification business increased by 21.1% to £95.3 million. In order to consolidate the business onto fewer sites, in 2001/02 water purification announced closures in Goffstown, New Hampshire and San Jose, California. Ecometrics and Environmental Systems Technology were acquired to complement and strengthen its chemical disinfection offering. The water purification business is the market leader in the USA in disinfection services.

Turnover in operating services declined by 1.5% to £114.7 million. Severn Trent Services now operates around 600 water and wastewater facilities across the USA. Aquafin, an associated undertaking in Belgium, which provides sewerage services for Flanders, performed well. In Italy, a consortium led by Severn Trent Water International, was awarded a 30-year contract to operate water and wastewater services at Terni, north of Rome.

Systems

Total turnover for systems reduced to £62.0 million (£70.0 million), largely reflecting the disposal of Stoner Associates in May 2001. The systems business generated a loss before interest, tax, goodwill amortisation and exceptional items of £5.7 million (loss of £5.4 million). However, the Group continued the strategic repositioning of the overall business. As part of this re-alignment, Stoner Associates was sold generating an exceptional profit of £8.0 million and the UK operations were restructured to achieve better efficiencies and customer service.

As previously indicated at the announcement of the Group's half-year results, Severn Trent Systems has continued to experience problems with some CIS-Open Vision contracts in the USA, with implementation taking longer than anticipated and involving extra resources and much higher costs. £25.0 million has been recognised as an exceptional charge (compared to £21.5 million at the half year) to cover the anticipated total costs of completing these loss-making contracts (see Note 3). The net cost of exceptional items in the year's results, including the profit from the sale of Stoner Associates, was £17.0 million. Despite problems in the USA, the CIS-Open Vision system has been successfully implemented in other locations, not least in the UK for Severn Trent Water.

Property, Engineering Consultancy and Insurance

Total turnover from these businesses in the year was £43.0 million (£92.6 million) generating profit before interest and tax of £1.5 million (£4.4 million).

In 2001/02, Severn Trent Property sold some sites formerly occupied by Severn Trent Water. At Thorpe Park, Leeds, where Severn Trent Property is involved in a business park development totalling 1.8 million square feet, further office developments have been completed for Cable & Wireless and IBM. Daventry International Rail Freight Terminal remains the largest scheme to be undertaken by the Group.

Charles Haswell & Partners is an engineering design consultancy. After many years of predominantly working for Severn Trent Water, more than 50% of revenues now comes from external clients.

Derwent Insurance, based in Guernsey, provides insurance cover to Severn Trent Group companies.

Supplementary Information

For supplementary information, including the Group's presentation to analysts, see the Severn Trent web site at www.severntrent.com.

Management

In 2001/02, the Board welcomed two new additions. Alan Perelman, formerly Group Finance Director of Whitbread, took over as Group Finance Director from Alan Costin. Alan Costin spent nine and a half years at Severn Trent and the Board thanks him warmly for his contribution.

Marisa Cassoni, the Group Finance Director of Consignia, joined the Board as a non–executive director. Her experience of both regulation and finance will be valuable to Severn Trent; she has joined the Audit and Treasury Committees.

Andrew Simon, the Group's senior independent non–executive director, has decided to stand down. His huge experience and dedication will be greatly missed. Martin Flower has agreed to take over the duties of senior independent non-executive director, with Eric Anstee becoming Chairman of the Audit Committee.

Outlook

Overall, the Group is likely to experience a challenging year in 2002/03. While the Board is confident in Severn Trent Water's ability to outperform its regulatory targets for gross operating cost efficiencies, 2002/03 will see continuing offsetting cost pressures and broadly unchanged prices (pricing for 2002/03 is based on the low RPI outcome in November 2001). Biffa and Services, with their lowered cost bases, have leading positions in their key markets but much will depend on the speed and timing of economic recovery in the UK and the USA.

David Arculus
Chairman

Group profit and loss account
Year ended 31 March 2002

	Notes	2002 £m	2001 (restated) £m
Turnover: group and share of joint ventures		**1,799.1**	1,685.9
Less: share of joint ventures' turnover		**(4.8)**	(4.3)
Turnover	2	**1,794.3**	1,681.6
Operating costs before goodwill amortisation and exceptional costs		**(1,385.4)**	(1,290.2)
Goodwill amortisation		**(26.5)**	(17.4)
Exceptional contract costs	3	**(25.0)**	-
Exceptional restructuring costs	3	**-**	(15.5)
Total operating costs		**(1,436.9)**	(1,323.1)
Group operating profit		**357.4**	358.5
Share of operating profit of joint ventures and associates		**9.9**	8.8
Exceptional profit on disposal of business	3	**8.0**	-
Profit before interest, goodwill amortisation and exceptional items	2	**418.8**	400.2
Goodwill amortisation	2	**(26.5)**	(17.4)
Profit before interest and exceptional items	2	**392.3**	382.8
Exceptional costs	2	**(25.0)**	(15.5)
Exceptional profits	2	**8.0**	-
Profit before interest	2	**375.3**	367.3
Net interest payable		**(159.0)**	(161.1)
Profit after interest before exceptional items		**233.3**	221.7
Exceptional items	3	**(17.0)**	(15.5)
Profit on ordinary activities before taxation		**216.3**	206.2
Taxation on profit on ordinary activities - current tax	4	**(16.1)**	(12.4)
- deferred tax	4	**(42.3)**	(52.4)
Total taxation	4	**(58.4)**	(64.8)
Profit on ordinary activities after taxation		**157.9**	141.4
Equity minority interests		**(0.6)**	(0.4)
Profit for the financial year		**157.3**	141.0
Dividends (including non-equity dividends)	5	**(157.6)**	(154.5)
Retained loss for the financial year		**(0.3)**	(13.5)
Earnings per share (pence)			
Basic	6	**45.9**	41.2
Diluted	6	**45.7**	41.0
Adjusted basic before exceptional items and deferred tax	6	**63.2**	61.0
Adjusted diluted before exceptional items and deferred tax	6	**62.9**	60.7

There is no difference between the profit on ordinary activities before taxation and the retained loss for the financial years stated above, and their historical cost equivalents.

The results for the year-ended 31 March 2001 have been restated as a result of applying FRS19 'Deferred Tax' (note 4).

All items dealt with in arriving at operating profit relate to continuing activities.

Group Balance sheet
At 31 March 2002

	2002	2001 (restated)
	£m	£m
Fixed assets		
Intangible assets – goodwill	**474.8**	466.6
Tangible assets	**4,891.8**	4,815.6
Investments in joint ventures:		
Share of gross assets	**6.0**	6.6
Share of gross liabilities	**(4.6)**	(5.4)
Loans to joint ventures	**4.7**	3.8
	6.1	5.0
Investments in associates	**17.3**	17.2
Other investments	**5.7**	5.4
Total Investments	**29.1**	27.6
	5,395.7	5,309.8
Current assets		
Stocks	**97.2**	82.6
Debtors	**390.5**	414.7
Short-term deposits	**19.1**	81.0
Cash at bank and in hand	**28.9**	35.0
	535.7	613.3
Creditors: amounts falling due within one year	**(1,112.8)**	(1,444.0)
Net current liabilities	**(577.1)**	(830.7)
Total assets less current liabilities	**4,818.6**	4,479.1
Creditors: amounts falling due after more than one year	**(2,042.8)**	(1,770.0)
Provisions for liabilities and charges	**(480.4)**	(418.0)
Net assets	**2,295.4**	2,291.1
Capital and reserves		
Called up share capital	**224.0**	223.6
Share premium account	**24.4**	20.2
Capital redemption reserve	**156.1**	156.1
Profit and loss account	**1,889.5**	1,890.0
Total equity shareholders' funds	**2,294.0**	2,289.9
Minority shareholders' interest (equity)	**1.4**	1.2
	2,295.4	2,291.1

The group balance sheet at 31 March 2001 has been restated as a result of applying FRS19 'Deferred Tax' (note 4).

Group cash flow statement
Year ended 31 March 2002

	Notes	2002 £m	2002 £m	2001 £m	2001 £m
Net cash inflow from operating activities	8		**665.5**		617.8
Dividends received from associates and joint ventures			**1.2**		1.0
Returns on investments and servicing of finance			**(144.9)**		(126.8)
Taxation			**(6.7)**		(6.4)
Capital expenditure and financial investment			**(352.1)**		(365.7)
Acquisitions and disposals			**-**		(427.9)
Equity dividends paid			**(154.1)**		(153.7)
Net cash inflow/(outflow) before use of liquid resources and financing			**8.9**		(461.7)
Management of liquid resources			**62.0**		(44.9)
Financing					
(Decrease)/increase in debt		**(81.5)**		515.7	
Redemption of shares		**-**		(9.1)	
Issue of shares		**3.4**		6.7	
			(78.1)		513.3
(Decrease)/increase in cash			**(7.2)**		6.7

Reconciliation of net cash flow to movement in net debt

	Notes	2002 £m	2002 £m	2001 £m	2001 £m
(Decrease)/increase in cash (as above)		**(7.2)**		6.7	
Cash flow from movement in net debt and financing		**81.5**		(515.7)	
Cash flow from movement in liquid resources		**(62.0)**		44.9	
Change in net debt resulting from cash flows			**12.3**		(464.1)
Net (debt)/cash assumed/relinquished with acquisitions and disposals			**(8.7)**		13.7
Rolled up interest on finance leases			**(2.2)**		(14.4)
Currency translation differences			**(0.7)**		(6.0)
Other non cash items			**(1.9)**		(0.3)
Increase in net debt			**(1.2)**		(471.1)
Opening net debt			**(2,410.5)**		(1,939.4)
Closing net debt	7		**(2,411.7)**		(2,410.5)

Statement of total recognised gains and losses
Year ended 31 March 2002

	2002	2001 (restated)
	£m	£m
Profit for the financial year - group	**155.7**	139.4
- joint ventures	**0.6**	0.6
- associates	**1.0**	1.0
Total profit for the financial year	**157.3**	141.0
Currency translation differences	**(1.4)**	25.7
Goodwill written off to reserves on pre April 1998 acquisition (earn-out consideration)	**(0.7)**	-
Goodwill charged to profit on disposal, previously written off to reserves pre April 1998	**3.1**	-
Total recognised gains and losses for the year	**158.3**	166.7

Reconciliation of movements in shareholders' funds

	2002	2001 (restated)
	£m	£m
Opening shareholders' funds (2001 as previously stated)	**2,289.9**	2,546.7
Prior year adjustment (note 4)	**-**	(266.6)
Opening shareholders' funds (2001 restated)	**2,289.9**	2,280.1
Profit for the financial year (2001 as previously stated)	**157.3**	193.4
Prior year adjustment (note 4)	**-**	(52.4)
Profit for the financial year (2001 restated)	**157.3**	141.0
Dividends (including non-equity dividends)	**(157.6)**	(154.5)
	(0.3)	(13.5)
Other recognised gains and losses relating to the year	**1.0**	25.7
Shares issued	**3.4**	6.7
Redemption of shares	**-**	(9.1)
Net addition to shareholders' funds	**4.1**	9.8
Closing shareholders' funds	**2,294.0**	2,289.9

The reconciliation of movements in shareholders' funds and the statement of total recognised gains and losses for the year ended 31 March 2001 have been restated as a result of applying FRS19 'Deferred Tax' (note 4).

Notes

1 Basis of preparation

The results for the year ended 31 March 2002 have been prepared on the basis of accounting policies consistent with those adopted for the year ended 31 March 2001, as set out in the financial statements of the group, except for the adoption in the year of FRS19 'Deferred Tax'. In addition, the group has for the first time adopted FRS18 'Accounting Policies' and the transitional provisions of FRS17 'Retirement Benefits' requiring additional disclosures in relation to its defined benefit pension arrangements.

Further information in respect of FRS17 is provided in note 9 below.

No changes have been effected to the group's accounting policies as a result of adopting FRS18.

Further information on FRS19, which introduces a form of full provisioning for deferred tax, replacing the partial method followed under SSAP15, is set out in note 4 below. In complying with SSAP15, the group did not previously provide for deferred tax.

The results have been extracted from the audited financial statements of the group for the year ended 31 March 2002. These audited statements incorporate an unqualified audit report. The results do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2001, which incorporated an unqualified auditors' report, have been filed with the Registrar of Companies.

2 Segmental analysis

Analysis of turnover and profit before interest by geographical origin and type of business

	United Kingdom		Other-principally USA and Europe		Group	
	2002	2001	**2002**	2001	**2002**	2001
	£m	£m	**£m**	£m	**£m**	£m
Group turnover						
Water and sewerage	**899.9**	887.2	**-**	-	**899.9**	887.2
Waste management	**449.5**	353.7	**45.3**	42.3	**494.8**	396.0
Services	**46.0**	49.1	**335.6**	301.3	**381.6**	350.4
Systems	**52.1**	43.7	**9.9**	26.3	**62.0**	70.0
Property, Engineering consultancy and Insurance	**41.0**	92.6	**2.0**	-	**43.0**	92.6
Inter segment trading	**(84.2)**	(114.0)	**(2.8)**	(0.6)	**(87.0)**	(114.6)
	1,404.3	1,312.3	**390.0**	369.3	**1,794.3**	1,681.6
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	**334.1**	330.5	**-**	-	**334.1**	330.5
Waste management	**71.7**	41.8	**1.3**	3.9	**73.0**	45.7
Services	**1.6**	3.9	**30.4**	34.2	**32.0**	38.1
Systems	**(0.2)**	1.7	**(5.5)**	(7.1)	**(5.7)**	(5.4)
Property, Engineering consultancy and Insurance	**1.5**	4.4	**-**	-	**1.5**	4.4
Unrealised profit on inter segment trading	**(1.1)**	(1.0)	**-**	-	**(1.1)**	(1.0)
Corporate overheads	**(15.0)**	(12.1)	**-**	-	**(15.0)**	(12.1)
	392.6	369.2	**26.2**	31.0	**418.8**	400.2

	United Kingdom		Other-principally USA and Europe		Group	
	2002	2001	**2002**	2001	**2002**	2001
	£m	£m	**£m**	£m	**£m**	£m
Goodwill amortisation	**(17.3)**	(9.1)	**(9.2)**	(8.3)	**(26.5)**	(17.4)
Group profit before interest and exceptional items						
Water and sewerage	**334.1**	330.5	**-**	-	**334.1**	330.5
Waste management	**55.0**	33.2	**1.2**	3.8	**56.2**	37.0
Services	**1.0**	3.4	**21.4**	26.2	**22.4**	29.6
Systems	**(0.2)**	1.7	**(5.6)**	(7.3)	**(5.8)**	(5.6)
Property, Engineering consultancy and Insurance	**1.5**	4.4	**-**	-	**1.5**	4.4
Unrealised profit on inter segment trading	**(1.1)**	(1.0)	**-**	-	**(1.1)**	(1.0)
Corporate overheads	**(15.0)**	(12.1)	**-**	-	**(15.0)**	(12.1)
	375.3	360.1	**17.0**	22.7	**392.3**	382.8
Exceptional items						
Exceptional contract costs – Systems	**-**	-	**(25.0)**	-	**(25.0)**	-
Profit on disposal of business – Systems	**-**	-	**8.0**	-	**8.0**	-
Exceptional restructuring costs – Waste management	**-**	(15.5)	**-**	-	**-**	(15.5)
	-	(15.5)	**(17.0)**	-	**(17.0)**	(15.5)
Group profit before interest						
Water and sewerage	**334.1**	330.5	**-**	-	**334.1**	330.5
Waste management	**55.0**	17.7	**1.2**	3.8	**56.2**	21.5
Services	**1.0**	3.4	**21.4**	26.2	**22.4**	29.6
Systems	**(0.2)**	1.7	**(22.6)**	(7.3)	**(22.8)**	(5.6)
Property, Engineering consultancy and Insurance	**1.5**	4.4	**-**	-	**1.5**	4.4
Unrealised profit on inter segment trading	**(1.1)**	(1.0)	**-**	-	**(1.1)**	(1.0)
Corporate overheads	**(15.0)**	(12.1)	**-**	-	**(15.0)**	(12.1)
	375.3	344.6	**-**	22.7	**375.3**	367.3

Turnover by origin and destination does not differ materially.

The basis on which the geographical analysis of Services' and Systems' results is determined has been modified to more appropriately reflect the performance of operations by territory. Comparative figures have been amended accordingly.

The profit and loss account and segmental analysis include the following amounts in respect of businesses acquired during the year:

	Turnover			Operating profit		
	United Kingdom	Other – principally USA and Europe	**Total**	United Kingdom	Other - principally USA and Europe	**Total**
	£m	£m	**£m**	£m	£m	**£m**
Services	1.1	6.2	**7.3**	0.1	1.0	**1.1**

Services' operating profit in the table above is after charging goodwill amortisation of £0.3 million.

Analysis of net operating assets by geographical location and type of business

	United Kingdom		Other - principally USA and Europe		Group	
	2002	2001	**2002**	2001	**2002**	2001 (restated)
	£m	£m	**£m**	£m	**£m**	£m
Water and sewerage	**4,368.5**	4,272.6	**-**	-	**4,368.5**	4,272.6
Waste management	**208.9**	223.2	**24.1**	19.0	**233.0**	242.2
Services	**18.7**	20.3	**160.3**	169.0	**179.0**	189.3
Systems	**5.7**	6.9	**(16.5)**	12.3	**(10.8)**	19.2
Property, Engineering consultancy, insurance and Corporate	**27.4**	23.3	**-**	-	**27.4**	23.3
Net operating assets	**4,629.2**	4,546.3	**167.9**	200.3	**4,797.1**	4,746.6
Goodwill:						
Waste management					**305.2**	304.8
Services					**169.6**	161.1
Systems					**-**	0.7
Short-term deposits, cash, borrowings, taxation and dividends payable					**(2,976.5)**	(2,922.1)
					2,295.4	2,291.1

3 Exceptional items/contingent liability

Exceptional items in the year of £17.0 million all arose in Severn Trent Systems ('Systems') and comprised the net cost of:

- An £8.0 million profit on disposal of Stoner Associates, which was sold in May 2001 for $26.0 million; and
- A £25.0 million charge in respect of costs either incurred in the financial year just ended or anticipated to arise in completing certain loss-making CIS-Open Vision contracts in the USA.

The £25.0 million charge (compared to the £21.5 million charge reported at the half-year) remains an estimate, as there continues to be ongoing work which will take further time to be completed. In addition, there is always the risk of a dispute with Systems' customers over the extent of its obligations and/or amounts due to Systems. One of Systems' customers, the City of Portland, has made specific reference to the possibility of litigation and has formally stated its intention to make a claim (as yet unquantified) against Systems. It is Systems' intention to defend this claim robustly and to continue to pursue with rigour its entitlements under this contract.

No actual proceedings have been commenced in respect of any of the CIS-Open Vision contracts. No provision has been made in the financial statements (nor can it be under current Financial Reporting Standards) for a potential adverse outcome of any claim (including the City of Portland's claim), dispute or litigation in connection with any of the CIS-Open Vision contracts in the USA.

Exceptional restructuring costs of £15.5 million in the year to 31 March 2001 related to the costs of restructuring Biffa Waste Services following the acquisition of UK Waste.

4 Taxation

	2002	2001 (restated)
	£m	£m
Current tax		
UK corporation tax - current year at 30%	**17.5**	8.9
UK corporation tax - prior year	**(5.1)**	0.3
Double taxation relief	**(0.6)**	(0.5)
Overseas taxation - current year	**3.0**	3.0
Overseas taxation - prior year	**-**	(0.2)
Share of taxation charges of joint ventures and associates	**1.3**	0.9
Total current tax	**16.1**	12.4
Deferred tax (note 1)	**42.3**	52.4
Total tax charge	**58.4**	64.8

The group had adopted FRS19 'Deferred Tax' in the year ended 31 March 2002.

As a consequence of adopting FRS19, the group has been required to reflect a full provision for deferred tax and to restate prior year figures. A deferred tax provision of £266.6 million has been introduced at 31 March 2000 with a corresponding reduction in shareholders' funds. The tax charge for the year ended 31 March 2001 has been increased by £52.4 million and in the year to 31 March 2002 by £42.3 million. An additional £5.3 million of goodwill has been capitalised in respect of prior-year acquisitions. As permitted by the Standard, discounting has been applied. The application of FRS19, and the consequential charge for deferred tax, has no impact on tax paid or cash flows.

Given the introduction of FRS19, the group's charge for taxation is made up of two elements – current tax and deferred tax. The total tax charge of £58.4 million (2001: £64.8 million) represents 25.0% (2001: 29.2%) of the group's profit after interest but before exceptional items.

The group's current tax charge of £16.1 million (2001: £12.4 million) represents 6.9% (2001: 5.6%) of the group's profit after interest but before exceptional items. Due to the changing shape and maturity of the group, the current tax charge as a percentage of profit after interest but before exceptional items is expected to increase. The deferred tax charge is more difficult to predict as, in particular, it is impacted by changes in interest rates from one balance sheet date to the next.

5 Dividends

An interim dividend of 17.34p per ordinary share (2001: 17.0p) was paid on 8 April 2002. The Board is proposing a final dividend of 28.56p per ordinary share (2001: 28.0p) to be paid on 1 October 2002. The shares will be traded 'ex-dividend' with effect from 26 June 2002.

The cost of the proposed equity dividends to the company's shareholders for the year ended 31 March 2002 amounts to £157.6 million (2001: £154.3 million).

There were no non-equity dividends paid in the year following the redemption of the B shares on 1 November 2000 (2001: non-equity dividends paid of £0.2 million).

6 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive

ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the year.

Supplementary, adjusted earnings per share figures are presented. These exclude the effects of deferred tax and exceptional items. The Directors consider that the adjusted figures provide a useful additional indication of performance.

	Year ended 31 March 2002			Year ended 31 March 2001 (restated)		
	Earnings £m	Weighted average number of shares m	Per share amount pence	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	157.3	342.8	45.9	140.8	342.1	41.2
Effect of dilutive options	-	1.5	(0.2)	-	1.5	(0.2)
Diluted earnings per share	157.3	344.3	45.7	140.8	343.6	41.0
Adjusted earnings per share						
Basic earnings per share	157.3	342.8	45.9	140.8	342.1	41.2
Effect of:						
Exceptional profit on disposal of business	(8.0)	-	(2.3)	-	-	-
Exceptional contract costs	25.0	-	7.3	-	-	-
Exceptional restructuring costs	-	-	-	15.5	-	4.5
Deferred tax	42.3	-	12.3	52.4	-	15.3
Adjusted basic earnings per share before exceptional items and deferred tax	216.6	342.8	63.2	208.7	342.1	61.0
Diluted earnings per share	157.3	344.3	45.7	140.8	343.6	41.0
Effect of:						
Exceptional profit on disposal of business	(8.0)	-	(2.3)	-	-	-
Exceptional contract costs	25.0	-	7.2	-	-	-
Exceptional restructuring costs	-	-	-	15.5	-	4.5
Deferred tax	42.3	-	12.3	52.4	-	15.2
Adjusted diluted earnings per share before exceptional items and deferred tax	216.6	344.3	62.9	208.7	343.6	60.7

7 Analysis of net debt

	2002 £m	2001 £m
Cash at bank and in hand	**28.9**	35.0
Short-term deposits	**19.1**	81.0
Overdrafts	**(31.2)**	(30.0)
Debt due within one year	**(443.6)**	(785.7)
Debt due after one year	**(1,521.3)**	(1,248.7)
Finance leases due within one year	**(4.7)**	(3.4)
Finance leases due after one year	**(458.9)**	(458.7)
Net debt	**(2,411.7)**	(2,410.5)

8 Reconciliation of operating profit to operating cash flows

	2002 £m	2001 £m
Operating profit	**357.4**	358.5
Depreciation charge	**281.4**	267.4
Amortisation of goodwill	**26.5**	17.4
Profit on sale of tangible fixed assets	**(2.0)**	(0.3)
Deferred income received	**3.2**	1.0
Deferred income written back	**(3.4)**	(2.9)
Provisions for liabilities and charges	**40.2**	12.2
Utilisation of provisions for liabilities and charges	**(31.4)**	(49.5)
Movement in working capital	**(6.4)**	14.0
Net cash inflow from operating activities	**665.5**	617.8

9 Pensions

FRS17 is a new accounting standard for pensions. Full adoption is not required in respect of the Severn Trent group until the year ending 31 March 2004. In the interim, certain additional disclosures are required under the transitional provisions of FRS17, which will be provided in the group's full financial statements to 31 March 2002.

The new standard requires that the group's pension fund assets are valued at market values at each year-end. On an FRS17 basis, the group's final salary pension schemes in total have a net surplus of £30 million as at 31 March 2002 (before £12 million of surplus deemed irrecoverable and before deferred tax).

During the year, the group completed the formal triennial valuation (as at 31 March 2001) of the Severn Trent Water Pension Scheme ('STWPS') the group's main pension scheme; the scheme assets were £794 million with funding at 107%. As a result of this valuation, the SSAP24 charge for the STWPS is reduced from 11.7% of pensionable salaries to 10.9%. As the impact of this change is not material, the reduced charge has effectively been made from 1 April 2002.

10 Annual Report

The 2002 Annual Report will be sent to shareholders in late June. Copies may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

11 Annual General Meeting

The Annual General Meeting will be held at the Royal Centre, Nottingham, on 26 July 2002 at 2.30pm.

12 Forward-Looking Statements

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include but are not limited to, changes in the regulatory framework in which Severn Trent operates; the impact of legal or other proceedings against Severn Trent or other companies in the environmental services industry; and changes in interest and exchange rates.

All subsequent written or verbal forward-looking statements attributable to Severn Trent or any member of the Severn Trent group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.